EXHIBIT 99.1

Costamare Bulkers Holdings Limited Debuts as Independent, Publicly Traded Company

  Company completes separation from Costamare Inc.
  Begins trading today on NYSE

MONACO, May 07, 2025 (GLOBE NEWSWIRE) -- Costamare Bulkers Holdings Limited (NYSE:CMDB) (“Costamare Bulkers” or the “Company”) announced today its debut as an independent, publicly traded company and the completion of its separation from Costamare Inc. The Company’s shares begin trading today from 9:30 a.m., New York City time on the New York Stock Exchange (the “NYSE”) under the symbol “CMDB.” Costamare Inc. will continue to trade on the NYSE under the ticker symbol “CMRE.”

Under the terms of the separation, each holder of Costamare Inc. common shares received one common share of Costamare Bulkers for every five Costamare Inc. common shares held as of the close of business on April 29, 2025.

Following the successful execution of the spin-off, the Company is an international owner and operator of dry bulk vessels providing worldwide transportation of dry bulk commodities for a broad range of industrial users, traders and producers of dry bulk commodities.

The Company launched a new global website that can be found at www.costamarebulkers.com.

About Costamare Bulkers Holdings Limited

Costamare Bulkers Holdings Limited is an international owner and operator of dry bulk vessels. Costamare Bulkers’ owned dry bulk fleet consists of 37 vessels with a total carrying capacity of approximately 2,940,000 dwt. Costamare Bulkers also owns a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. Costamare Bulkers’ common stock trades on the New York Stock Exchange under the symbol “CMDB”.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions, or by express or implied discussions regarding the spin-off of Costamare Bulkers, regarding whether the spin-off is in the best interests of shareholders, regarding the future commercial performance of Costamare Bulkers, or regarding any potential strategic benefits, synergies or opportunities as a result of these actions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. There can be no guarantee that Costamare Bulkers will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of these actions, that shareholders will achieve any particular level of shareholder returns or that the spin-off of Costamare Bulkers will be in the best interests of shareholders. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Registration Statement on Form 20-F (File No. 001-42581).

This press release is not an offer to sell, or a solicitation of an offer to buy or sell, any securities of Costamare Bulkers, and may not be relied upon in connection with the purchase or sale of any such security. Should you wish to invest in Costamare Bulkers, you should do so solely on the basis of information filed by Costamare Bulkers with the SEC, including the section “Risk Factors” included in the Registration Statement that Costamare Bulkers has filed with the SEC. The information filed with the SEC is available on the SEC’s website at www.sec.gov.

Company Contacts:
Gregory Zikos – Chief Executive Officer
Dimitris Pagratis - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco
Tel: (+377) 92 00 1745
Email: ir@costamarebulkers.com